Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

14 May 2024

Appointment of Andy Maguire to the Westpac Board

Westpac Banking Corporation (Westpac) has today announced the appointment of Andy Maguire as an independent Non-executive Director. Mr Maguire is expected to join the Board in mid July 2024, following the completion of regulatory and Australian visa requirements.

Westpac Chairman, Steven Gregg, welcomed Mr Maguire's appointment saying, "Andy is a highly respected global leader in digital transformation. His deep experience in technology infrastructure in the banking sector will further strengthen the Board and complement the skills of existing Directors. In particular, Andy's capabilities will be a valuable asset for Westpac as we execute our technology simplification through the UNITE program."

About Andy Maguire

Mr Maguire has more than 35 years' experience in financial services and began his career in banking at Lloyds Banking Group. From 2014 to 2020 he was Group Chief Operating Officer at HSBC Holdings plc with responsibility for operations, technology, real estate, change and transformation and operational resilience.

Previously he spent 16 years with the Boston Consulting Group, where he became Managing Partner of the London office covering the UK and Ireland, and a member of the firm's global executive committee, as well as formerly serving as Global Head of Retail Banking.

Mr Maguire is currently Chairman of UK banking software fintech Thought Machine Group. He is also an independent Non-executive Director of AIB Group plc, a financial services group operating predominately in the Republic of Ireland and the UK. Mr Maguire previously held Chair positions with RegTech compliance company Napier AI and IT service management provider CX Holdings (Cennox Group).

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141